Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

February 20, 2024

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 11308
FT 60/40 Target Income Portfolio, Series 2
(the “Trust”)
CIK No. 2002834 File No. 333-276778

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Risk Factors

1.If the ETFs held by the Trust invest significantly in subprime residential mortgage loans, please add relevant disclosure.

Response:In accordance with the Staff’s comment, if the Trust’s final portfolio has exposure to ETFs that invest in subprime residential mortgage loans, appropriate disclosure will be added to the Trust’s prospectus.

2.The Staff notes that the Trust invests in convertible securities. If the ETFs held by the Trust invest in Contingent Convertible Bonds (“CoCos”), please provide a description of them and add relevant risk disclosure.

Response:If, based on the Trust’s final portfolio, the Trust has exposure to ETFs that invest in contingent convertible bonds, the following disclosure will be added as the last paragraph of the Convertible Securities Risk:

“Certain of the Funds held by the Trust invest in contingent convertible securities (“CoCos”). CoCos are hybrid debt securities typically issued by banking institutions and either convert into equity at a predetermined share price or are written down in value based on the specific terms of the individual security if a pre-specified trigger event occurs. Trigger events vary by instrument and are defined by the documents governing the contingent convertible security. CoCos may have fully discretionary coupons. This means coupons can potentially be cancelled at the banking institution’s discretion or at the request of the relevant regulatory authority in order to help the bank absorb losses. In the event of liquidation, dissolution or winding-up of an issuer prior to a conversion, the rights and claims of the holders of the contingent convertibles against the issuer will generally rank junior to the claims of all holders of unsubordinated obligations of the issuer. In addition, if CoCos are converted into the issuer’s underlying equity securities following a conversion event, each holder will be subordinated due to their conversion from being the holder of a debt instrument to being the holder of an equity instrument. The value of CoCos are unpredictable and may be influenced by many factors including, without limitation: the creditworthiness of the issuer and/or fluctuations in such issuer’s applicable capital ratios; supply and demand for CoCos; general market conditions and available liquidity; and economic, financial and political events that affect the issuer, its particular market or the financial markets in general.”

3.If the ETFs held by the Trust invest in emerging markets, please add relevant disclosure.

Response:In accordance with the Staff’s comment, if the Trust’s final portfolio has exposure to ETFs that invest in emerging markets, appropriate disclosure will be added to the Trust’s prospectus.

4.The Staff notes that the disclosure states that the ETFs held by the Trust invest in common stocks across all market capitalizations. If the ETFs held by the Trust invest in small and/or mid capitalization companies, please add relevant risk disclosure.

Response:In accordance with the Staff’s comment, if the Trust has exposure to small and/or mid capitalization companies, appropriate risk disclosure will be added to the Trust’s prospectus.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon